March 29, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Attention:  Filing Desk
Stop 1-4
Washington, DC 20549-1004

RE:  The Connecticut Light and Power Company
     Western Massachusetts Electric Company
     Northeast Nuclear Energy Company
     File No. 70-6907

Gentlemen:

Enclosed for filing on behalf of The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO) and Northeast Nuclear Energy Company (NNECO) is a Certificate As To Partial Consummation Of Transaction under Rule 24 of the Public Utility Holding Company Act of 1935 with respect to the calculation of the composite return on equity NNECO will use in 2000 for purposes of billing CL&P and WMECO under the Amended and Restated Millstone Plant Agreement.



                                     Very truly yours,


                                     /s/ John J. Roman
                                         John J. Roman
                                         Vice President and Controller

Enclosures



                                 UNITED STATES OF AMERICA

                                         before the

                             SECURITIES AND EXCHANGE COMMISSION


----------------------------------------------
                                             )
In the Matter of                             )
                                             )
THE CONNECTICUT LIGHT AND POWER COMPANY      )
NORTHEAST NUCLEAR ENERGY COMPANY             )
Berlin, Connecticut                          )
                                             )    CERTIFICATE AS TO
WESTERN MASSACHUSETTS ELECTRIC COMPANY       )    PARTIAL CONSUMMATION
West Springfield, Massachusetts              )    OF TRANSACTION
                                             )
                                             )
File No. 70-6907                             )
                                             )
(Public Utility Holding Company Act          )
of 1935)                                     )
                                             )
----------------------------------------------

      Pursuant to the Public Utility Holding Company Act of 1935 and
Rule 24(a) thereunder, The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO) and Northeast Nuclear Energy Company (NNECO), referred to collectively herein as the Companies, hereby submit this certification in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration (the Application) filed by the Companies in this proceeding, and of the order dated December 6, 1983, of the Commission with respect thereto (the Order).

      In accordance with the terms of the Application and Order, the Companies hereby submit Exhibit 1, Computation of NNECO's 2000 Equity Return.

Dated:   March 29, 2000


                        THE CONNECTICUT LIGHT AND POWER COMPANY

                        By   /s/ John P. Stack
                                 John P. Stack
                                 Controller


                        WESTERN MASSACHUSETTS ELECTRIC COMPANY
                        NORTHEAST NUCLEAR ENERGY COMPANY

                        By
                             /s/ John J. Roman
                                 John J. Roman
                                 Vice President and Controller



EXHIBIT 1

Computation of NNECO's 2000 Equity Return

Effective January 1, 2000, the composite return on equity (ROE) that NNECO will use in its billing to CL&P and WMECO for the calendar year 2000 is as follows:

                                  Composite
          ROE*      Ownership        ROE

CL&P      10.3%         81%     =   8.34%

WMECO     11.0%         19%     =   2.09%

Total                              10.43%

*These ROE rates are the ROE's authorized by the respective retail rate regulators in the rate decisions most recently decided. Abstracts from those decisions are attached hereto as Exhibit 1-a (CL&P) and
 Exhibit 1-b (WMECO).


EXHIBIT 1-a

Per Docket 98-01-02, 2/5/99 Decision

g.  Conclusion on Cost of Equity

"The Department believes that the 12.0% projected equity earnings of the Value Line Industrial Composite provides the maximum for the reasonable cost of equity range. It is not reasonable to assume that the risk of a BBB+ rated electric utility, not yet transitioned to competition, would exceed that of the nonregulated market. The higher equity costs of Mr. Wiater's (Department updated) 12.59% risk premium and 12.77% CAPM models are considered, subject to this 12.0% ceiling. The midpoint of the reasonable range is 10.36%, and the Department concludes that 10.3% is a just and reasonable return on equity that adequately compensates investors for the risks assumed."

EXHIBIT 1-b

Docket No. DTE 97-120

"Based on WMECo's financial condition, asset portfolio, and its proposed level of transition charge, the Department finds that an allowed return on common equity of 11.00% satisfies the Act, is within the range of reasonableness, and meets the standards set forth in Bluefield and Hope. Accordingly, the Department finds that WMECo is allowed a ROE of eleven percent for purposes of calculating its carry charge. However, if the Legislature revises the section of the Act discussed here, the Department may, at that time, require an adjustment to the Company's ROE."